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11018443

U
SECURITIES A
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Telemetry Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 8th Avenue, 2nd Floor
(No. and Street)

New York, (City) New York (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. James Phillips (212) 425-9700
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SD 3/25

OATH OR AFFIRMATION

I, James Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Telemetry Securities, L.L.C., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2014

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public Accounting Firm

TELEMETRY SECURITIES, L.L.C.
(a Delaware limited liability company)

December 31, 2010

TELEMETRY SECURITIES, L.L.C.

TABLE OF CONTENTS

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Telemetry Securities, L.L.C.

We have audited the accompanying statement of financial condition, including the condensed schedule of investments, of Telemetry Securities, L.L.C. (a Delaware limited liability company) (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telemetry Securities, L.L.C. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 28, 2011

TELEMETRY SECURITIES, L.L.C.
Statement of Financial Condition
December 31, 2010

ASSETS	
Securities owned, at fair value (cost $110,976,113)	$ 113,455,316
Receivable from clearing broker, net	2,373,092
Due from Telemetry Fund	114,597
Other	502,573
Total assets	$ 116,445,578
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Securities sold, but not yet purchased, at fair value (proceeds $56,268,238)	$ 58,101,615
Accounts payable and accrued expenses	180,646
Total liabilities	58,282,261
MEMBER'S EQUITY	58,163,317
Total liabilities and member's equity	$ 116,445,578

The accompanying notes are an integral part of this statement.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2010

Unit	Description	Cost	Market Value	Percentage of Net Investments
	Securities owned, at fair value			
	Common stocks			
	Argentina			
	Financials	$ 1,011	$ 1,010	0.00 %
	Australia			
	Energy	132,389	131,384	0.23
	Bahamas			
	Industrial Goods	11,277	11,574	0.02
	Bermuda			
	Consumer Goods		5,933	0.01
	Energy		45,139	0.08
	Financial		346,121	0.60
	Technology		9,552	0.01
	Total Bermuda	406,910	406,745	0.70
	Canada			
	Consumer Goods		5,098	0.01
	Energy		49,292	0.08
	Financials		153,453	0.26
	Health Care		22,822	0.04
	Industrial Goods		134,079	0.23
	Basic Materials		457,616	0.79
	Technology		153,187	0.27
	Total Canada	976,290	975,547	1.68
	Cayman Islands			
	Financial	7,325	7,239	0.01
	China			
	Consumer Goods		52,489	0.09
	Energy		12,461	0.02
	Industrial Goods		33,762	0.06
	Technology		38,679	0.07
	Basic Materials		12,007	0.02
	Total China	149,790	149,398	0.26

The accompanying notes are an integral part of this schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2010

Unit	Description	Cost	Market Value	Percentage of Net Investments
	Denmark			
	Industrial Goods	$ 10,038	$ 10,019	0.02 %
	France			
	Energy	8,418	8,458	0.01
	Germany			
	Consumer Goods	19,178	27,032	0.05
	Greece			
	Energy		2,000	0.00
	Industrial Goods		219,455	0.38
	Total Greece	224,590	221,455	0.38
	Guernsey			
	Technology	82	82	0.00
	Hong Kong			
	Consumer Goods		11,247	0.02
	Energy		2,145	0.00
	Health Care		72	0.00
	Industrial Goods		4,968	0.01
	Technology		1,188	0.00
	Total Hong Kong	19,238	19,620	0.03
	Ireland			
	Financials		6,564	0.01
	Health Care		37,716	0.06
	Technology		12,800	0.03
	Total Ireland	56,591	57,080	0.10
	Israel			
	Health Care		29,379	0.05
	Technology		28,080	0.05
	Total Israel	57,644	57,459	0.10

The accompanying notes are an integral part of this schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2010

Unit	Description	Cost	Market Value	Percentage of Net Investments
	Luxembourg			
	Basic Materials	$ 47,728	$ 48,044	0.08 %
	Netherlands			
	Energy		56,185	0.10
	Health Care		239,260	0.41
	Industrial Goods		14,179	0.02
	Total Netherlands	321,899	309,624	0.53
	Panama			
	Financials	3,707	3,692	0.01
	Peru			
	Financials	180,569	178,365	0.31
	Puerto Rico			
	Financials		5,165	0.01
	Health Care		1,908	0.00
	Total Puerto Rico	6,899	7,073	0.01
	Singapore			
	Technology	16,263	16,485	0.03
	South Africa			
	Technology	9,640	9,808	0.02
	Sweden			
	Consumer Goods	39,512	39,470	0.07
	Switzerland			
	Consumer Goods		32,725	0.06
	Energy		118,099	0.20
	Financials		77,091	0.13
	Health Care		94,657	0.16
	Industrial Goods		4,268	0.01
	Technology		149,569	0.26
	Total Switzerland	476,345	476,409	0.82

The accompanying notes are an integral part of this schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2010

Unit	Description	Cost	Market Value	Percentage of Net Investments
	United Kingdom			
	Energy	$ 33,250	$ 34,276	0.06 %
	United States			
	Consumer Goods		7,251,284	12.47*
	Energy		2,490,114	4.28
	Financials		4,534,788	7.80*
	Health Care		5,564,661	9.57*
	Industrial Goods		5,792,944	9.96*
	Technology		7,475,366	12.85*
	Basic Materials		1,510,204	2.60
	Utilities		1,141,918	1.96
	Total United States	35,664,697	35,761,280	61.49
	Total common stocks	38,881,280	38,968,628	67.00
	Options	473,166	138,813	0.24
	Bonds			
	Canada			
	Materials			
	USD Kinross Gold, 1.75%, 03-15-28		4,640,625	7.98
	Sino-Forest Corp., 4.25%		3,907,500	6.72
	Total Canada	7,943,348	8,548,125	14.70
	Cayman Islands			
	Consumer Goods			
	Home Inns Hotel Management Inc., 2%, 12-15-15		3,000,000	5.16
	Total Cayman Islands	3,041,446	3,000,000	5.16

*No component is greater than 5% of member's equity.

The accompanying notes are an integral part of this schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2010

Unit	Description	Cost	Market Value	Percentage of Net Investments
	United States			
	Consumer Goods		$ 3,083,750	5.30*
	Energy		3,296,250	5.67*
	Financials			
	Knight Capital Group Inc., 3.5%, 03-15-15		3,342,500	5.75
	Other		2,800,000	4.82
	Financials - Total		6,142,500	
	Health Care			
	American Medical Systems, 4%, 09-15-41		4,270,000	7.34
	Amgen Inc., 0.375%, 02-01-13		4,000,000	6.88
	Gilead Sciences Inc., 1.625%, 05-01-16		4,160,000	7.15
	Hologic Inc., 2%, 12-15-37		3,745,000	6.44
	Nektar Therapeutics, 3.25%, 09-28-12		4,020,000	6.91
	Theravance Inc., 3%, 01-15-15		4,515,000	7.76
	Vertex Pharmaceuticals, 3.35%, 10-01-15		3,033,750	5.22
	Other		8,750,000	15.04*
	Health Care – Total		36,493,750	
	Technology			
	Digital River Inc., 2%, 11-01-30		2,932,500	5.04
	Sandisk Corp., 1%, 05-15-13		3,850,000	6.62
	Other		2,362,500	4.06
	Technology – Total		9,145,000	
	Materials			
	Stillwater Mining Co., 1.875%, 03-15-28		3,427,500	5.89
	Other		1,036,250	1.78
	Materials - Total		4,463,750	
	Total United States	$ 60,636,783	62,625,000	107.67
	Total bonds	71,621,667	74,173,125	127.53
	Futures		174,750	0.29
	Total securities owned, at fair value	$ 110,976,113	$ 113,455,316	195.06 %

*No component is greater than 5% of member's equity.

The accompanying notes are an integral part of this schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2010

Unit	Description	Cost	Market Value	Percentage of Net Investments
	Securities sold, but not yet purchased, at fair value			
	Common stocks			
	Bahamas			
	Consumer Goods	$ 9,208	$ 9,200	0.02 %
	Bermuda			
	Consumer Goods		36,402	0.06
	Financials (0.41%)		149,996	0.26
	Total Bermuda	185,700	186,398	0.32
	Brazil			
	Consumer Goods	28,766	28,602	0.05
	British Virgin Islands			
	Industrial Goods	39,278	39,814	0.07
	Canada			
	Consumer Goods		47,434	0.08
	Energy		472,648	0.81
	Financials		237,762	0.41
	Health Care		19,210	0.03
	Technology		29,840	0.05
	Basic Materials		971,221	1.68
	Total Canada	1,752,127	1,778,115	3.06
	China			
	Consumer Goods		1,524,776	2.62
	Industrial Goods		1,638	0.00
	Technology		2,958	0.01
	Total China	1,560,538	1,529,372	2.63

The accompanying notes are an integral part of this schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2010

Unit	Description	Cost	Market Value	Percentage of Net Investments
	Greece			
	Energy		$ 13,294	0.02 %
	Industrial Goods		12,516	0.02
	Total Greece	$ 23,797	25,810	0.04
	Guernsey			
	Technology	10,954	10,988	(0.02)
	Hong Kong			
	Basic Materials	1,998,684	2,488,980	4.28
	Ireland			
	Financials		32,730	0.06
	Health Care		56,152	0.09
	Industrial Goods		42,805	0.07
	Technology		101,829	0.18
	Total Ireland	231,123	233,516	0.40
	Israel			
	Technology	261,251	261,357	0.45
	Netherlands			
	Industrial Goods	40,936	41,010	0.07
	Puerto Rico			
	Financials	12,478	12,490	0.02
	Singapore			
	Industrial Goods		69,718	0.12
	Technology		153,567	0.26
	Total Singapore	218,079	223,285	0.38

The accompanying notes are an integral part of this schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2010

Unit	Description	Cost	Market Value	Percentage of Net Investments
	Switzerland			
	Energy		$ 68,172	0.12 %
	Financials		174,300	0.30
	Industrial Goods		31,068	0.05
	Technology		29,640	0.05
	Total Switzerland	$ 302,848	303,180	0.52
	United Kingdom			
	Financials		50,733	0.09
	Technology		6,524	0.01
	Total United Kingdom	57,202	57,257	0.10
	United States			
	Consumer Goods		5,598,582	9.62*
	Energy		4,076,674	7.01*
	Financials		10,866,525	18.68*
	Health Care		14,899,065	25.62*
	Industrial Goods		3,568,700	6.14*
	Technology		7,458,922	12.82*
	Basic Materials		3,238,834	5.57*
	Utilities		1,163,439	2.00
	Total United States	49,532,269	50,870,741	87.46
	Total common stocks	56,265,238	58,100,115	99.89
	Options	3,000	1,500	0.00
	Total securities sold, but not yet purchased, at fair value	$ 56,268,238	$ 58,101,615	99.89 %

*No component is greater than 5% of member's equity.

The accompanying notes are an integral part of this schedule.

TELEMETRY SECURITIES, L.L.C.
Statement of Operations
Year ended December 31, 2010

REVENUES	
Realized gain on investment transactions	$ 3,223,194
Change in unrealized appreciation on investment transactions	1,359,215
Interest	103,193
Other	618,962
Total revenues	5,304,564
EXPENSES	
Professional fees	99,128
Interest expense	80,600
Other fees	347,261
Total expenses	526,989
Net income	$ 4,777,575

The accompanying notes are an integral part of this statement.

TELEMETRY SECURITIES, L.L.C.
Statement of Changes in Member's Equity
Year ended December 31, 2010

Balance, December 31, 2009	$ 53,903,562
Partner withdrawal	(517,820)
Net income	4,777,575
Balance, December 31, 2010	$ 58,163,317

The accompanying notes are an integral part of this statement.

TELEMETRY SECURITIES, L.L.C.
Statement of Cash Flows
Year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,777,575
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in operating assets	
Securities owned, at fair value	(70,456,835)
Receivable from clearing broker, net	37,751,096
Due from Telemetry Fund	(114,597)
Other	(407,269)
Increase (decrease) in operating liabilities	
Securities sold, but not yet purchased, at fair value	28,916,061
Accounts payable and accrued expenses	51,789
Net cash provided by operating activities	517,820
CASH FLOWS FROM INVESTING ACTIVITIES	
Partner withdrawal	(517,820)
Net cash used in investing activities	(517,820)
Net change in cash	-
Cash, beginning of year	-
Cash, end of year	$ -
Supplemental cash flow disclosure:	
Interest paid during the year	$ 80,600

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND BUSINESS

Telemetry Securities, L.L.C., a Delaware limited liability company (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the American Stock Exchange, Inc. ("ASE"). The Company was established for the purpose of engaging in proprietary trading activities using strategies on a global basis in the form of trading in domestic and foreign securities and other financial instruments.

The Company's manager is Telemetry Investments, L.L.C. ("Investment Manager"). The Company's member, during the year ended December 31, 2010, was Telemetry Fund I, L.P. ("L.P."). The investment objectives and restrictions of the L.P. apply to the Company as if those investments were made directly by the L.P. Their loss is limited to the amount of their investment.

The Company shall continue until December 31, 2030, unless otherwise sooner dissolved or extended by Telemetry Investments, L.L.C. in its capacity as managing member of the Company.

As the Company clears all transactions through another broker-dealer, it is exempt from the provisions of SEC Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions are recorded on a trade-date basis. Resulting unrealized gains and losses are reflected in the statement of operations.

The Company's functional currency is U.S. dollars. Securities traded on foreign exchanges in other currencies are valued by translating foreign-denominated prices into U.S. dollars, based upon quoted exchange rates as of December 31, 2010. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the statement of operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain and losses on securities.

Securities Owned and Securities Sold, But Not Yet Purchased

The Company values securities owned and securities sold, but not yet purchased that are listed on a national securities exchange or quoted on NASDAQ at the last sale price on the primary exchange on which such securities are traded or NASDAQ or, if no sale occurs, such security will be valued at the last "bid" price, or, in the case of short positions, at the last "ask" price. Over-the-counter securities not quoted on NASDAQ will be valued at the last "bid" price on that date, or, in the case of short positions, at the last "ask" price.

Valuation of Portfolio Investments

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the composite close price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale is reported on that date are stated at a mean of the current bid and asked prices. The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of the first-in, first-out method.

Revenue Recognition

Interest income and expense are recorded on an accrual basis and recognized as earned or incurred. Dividend income is recognized on ex-date. Realized gains and losses are determined using the first-in, first-out method.

Receivable from Clearing Broker, Net

Receivable from clearing broker, net includes cash held at the clearing broker, Merrill Lynch Professional Clearing Corporation (the "Clearing Broker"). Substantially all of the Company's cash and securities are held with the Clearing Broker. The Clearing Broker provides the Company with securities borrowed transactions to cover delivery requirements on short securities in exchange for deposits held at the Clearing Broker.

Income Taxes

No provision for Federal or State income taxes has been made since the Company is not a taxable entity and each member is liable for the taxes on their respective share of the Company's income or loss. In accordance with US GAAP, the Company recognizes the tax benefits of certain tax positions only when the position is "more likely than not" to be sustained assuming examination by federal tax authorities. As of and during the year ended December 31, 2010, management has analyzed the Company's tax positions taken on the federal income tax returns and concluded the Company did not require a provision for any uncertain tax positions. The Company's open tax years (2007 through 2010) are subject to examination by the Internal Revenue Service.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2010, the Company had net capital of $34,148,036, which exceeded its requirement of $100,000 by $34,048,036. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 0.0053. The capital rules of the SEC and the ASE provide that equity capital may not be withdrawn or cash distributions paid if resulting net capital would be less than the minimum requirements. Additionally, the capital rules of the SEC and ASE also provide that the Company must promptly notify the SEC and the ASE about the withdrawal(s) of equity capital assuming such withdrawal(s) exceed(s) certain percentages of the Company's excess net capital.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

4. CAPITAL ACCOUNT

The capital account is comprised of initial and subsequent contributions less any withdrawals made during the period. The Investment Manager of the Company may admit additional members or capital contributions on the first day of each fiscal quarter or at such time as the Investment Manager in its discretion sees fit. Each member has the right to withdraw, within 45 days of giving prior written notice to the Investment Manager, its capital account balance, as defined, from the Company effective as of June 30 or December 31 of any fiscal year occurring on or after the first anniversary of the initial capital contribution.

During the year ended December 31, 2010, the Investment Manager of the Company retroactively placed a monthly expense cap of 75 basis points annually, based on monthly annum, for operating expenses. The fee cap amounted to $632,419, which was accounted for as a member withdrawal of $517,820 for the first eleven months of the year ended December 31, 2010, and a receivable of $114,597.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Because the Company invests in non-listed securities, or other over-the-counter transactions, the Company may be exposed to credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from the risks associated with exchange-traded transactions. Transactions entered directly between two counterparties expose the parties to the risk of counterparty default. To limit the credit risk associated with such transactions, the Company conducts business with counterparties that the Portfolio Manager believes to be well established.

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financials.

Credit risk represents the potential loss that the Company would incur if counterparties failed to perform pursuant to the terms of their obligation to the Company, reduced by the value of any collateral and other available assets. The Company is exposed to credit risk as a majority of its assets are held by one custodian in one or more margin accounts which may provide less segregation of customer assets than would be the case with a more conventional custody arrangement. The Company's transactions involving securities sold short are carried out through established financial institutions.

Accounting guidance for Disclosures about Derivative Instruments and Hedging Activities requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. The required disclosures are reflected within this footnote.

Volume of Derivative Activities

The Company utilizes derivatives occasionally as part of its overall trading strategy. It enters into options on specific securities as well as securities' index options. It also occasionally enters into commodities and interest rate sensitive futures on a risk basis. For the year ended December 31, 2010, the total net trading

losses on options were approximately $443,000 (composed of an unrealized gain of $57,000 and a realized loss of $500,000) and a net trading loss on futures was approximately $3,000 (composed of an unrealized gain of $324,000 and a realized loss of $327,000).

As of December 31, 2010, the Company was long 4,170 option contracts on specific securities with a notional value of approximately $11,800,000 and short 150 option contracts on specific securities with a net notional value of approximately $441,000.

6. INVESTMENTS AT FAIR VALUE

Investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions.

The table below sets forth information about the level within the fair values hierarchy at which the Company's investments are measured at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value				
Common stock	$ 38,968,628	$ -	$ -	$ 38,968,628
Futures	174,750	-	-	174,750
Options	-	138,813	-	138,813
Bonds	-	74,173,125	-	74,173,125
Total securities owned, at fair value	$ 39,143,378	$ 74,311,938	$ -	$ 113,455,316
Liabilities				
Securities sold, but not yet purchased, at fair value				
Common stock	$ 58,100,115	$ -	$ -	$ 58,100,115
Options	-	1,500	-	1,500
Total securities sold, but not yet purchased, at fair value	$ 58,100,115	$ 1,500	$ -	$ 58,101,615

There were no transfers into and out of each level of the fair value hierarchy for assets measured at fair value for the period.

All transfers are recognized by the Company at the end of each reporting period. Transfers between Levels 1 and 2 generally relate to whether a market becomes active or inactive. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurement in their entirety. See Note 1 for additional information related to the fair value hierarchy and valuation techniques and inputs.

7. FINANCIAL HIGHLIGHTS

Financial highlights of the Company for the year are as follows:

Total return [(1)]	8.87%
Ratio to average net assets [(2)]	
Expenses	0.94%
Net investment loss	0.35%
Realized gain and change in unrealized appreciation	8.22%

(1) Total return represents the change in value of a theoretical investment by comparing the aggregate beginning and ending values of member's capital, adjusted for cash flows related to capital contributions or withdrawals during the year.

(2) Average net assets were derived from the beginning and ending member's capital balance for the year, adjusted for cash flows related to capital contributions and withdrawals during the year. For the year ended December 31, 2010, the average net assets amounted to $55,776,786.

8. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

TELEMETRY SECURITIES, L.L.C.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Net capital	
Ownership equity qualified for net capital	$ 58,163,317
Deductions and/or charges	
Nonallowable assets and other deductions	
Futures margin charge	(576,000)
Due to Telemetry Fund	(114,597)
Miscellaneous receivables	(66,348)
Investment in ML JBO	(20,000)
Nonallowable assets and other deductions	(776,945)
Net capital before haircuts on securities positions	57,386,372
Haircuts on securities	(23,238,336)
Net capital	34,148,036
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $180,646 or $100,000	100,000
Excess net capital	$ 34,048,036
Ratio of aggregate indebtedness to net capital	0.0053 to 1

Exemption provision under Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

There were no material differences between the Company's December 31, 2010 Form X-17a-5 Part II filing, amended on February 28, 2011, and the schedule above.